Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

February 18, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Priscilla Dao

Re:	Taoping Inc.
Registration Statement on Form F-3
Filed January 14, 2022
File No. 333-262181

Ladies and Gentlemen:

We hereby submit the responses of Taoping Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 25, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-3

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We revised our disclosures on the prospectus cover page according to the Staff’s comment. We provided prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and such risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, we addressed how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, we disclosed that on December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China and Hong Kong. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Our prospectus summary has also addressed the risks highlighted on the prospectus cover page.

U.S. Securities and Exchange Commission

February 18, 2022

2.	Provide a description of how cash is transferred through your organization. Provide cross references to the consolidated financial statements.

Response: We have added detailed descriptions of how cash is transferred through our organization and provided cross references to the consolidated financial statements on the prospectus cover page.

Prospectus Summary, page 2

3.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether the PCAOB can inspect the audit workpapers of the company’s China subsidiaries, and the implications to the company.

Response: We have revised the prospectus summary and disclosed that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, and the PCAOB can inspect the audit workpapers of our China subsidiaries on page 5.

Risk Factors, page 7

4.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the decrease in the number of “non-inspection years” from three years to two years would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also disclose whether the PCAOB can inspect the audit workpapers of the company’s China subsidiaries, and the implications to the company.

Response: We have revised the risk factors and disclosed that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. In addition, we disclosed that on December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China and Hong Kong. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our China subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Taoping Inc.

By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.